Exhibit 99.1

LINKTONE LTD. REPORTS UNAUDITED THIRD QUARTER
2012 FINANCIAL RESULTS

Singapore — November 12, 2012 — Linktone Ltd. (NASDAQ: LTON or “the Company”), a provider of media and entertainment content and services in key strategic markets in Asia, today announced its unaudited financial results for the third quarter ended September 30, 2012.

THIRD QUARTER 2012 FINANCIAL HIGHLIGHTS

US$ million, except for per ADS items and %	Three months ended
	September 30, 2011	June 30, 2012	September 30, 2012	% change vs Sep'11	% change vs Jun'12
Gross Revenues	$16.6	$12.1	$12.1	-27%	0%
Gross Profit	6.6	4.4	4.4	-33%	0%
Operating Income / (Loss)	0.7	(1.9)	(2.1)	-400%	11%
GAAP Net Income	4.6	8.1	12.1	163%	49%
GAAP Net Income per ADS (Diluted)	$0.11	$0.20	$0.29	164%	45%

Non-GAAP Net Income	4.7	8.2	12.1	157%	48%
Non-GAAP Net Income per ADS (Diluted)	$0.11	$0.20	$0.30	173%	50%

THIRD QUARTER 2012 OPERATIONAL HIGHLIGHTS

Commenting on the results, Mr. Hary Tanoesoedibjo, Group Chief Executive Officer said, “Against a backdrop of ongoing regulatory and macroeconomic headwinds which impacted certain of our business segments, we delivered gross revenues within our guidance range and robust bottom-line growth.  While our operational performance was mixed, with sequential growth in mobile games and VAS audio-related services offset by a decline in revenue from VAS data-related services and online games and social commerce, our underlying business remains healthy and we continued to make significant strides with our multi-faceted growth strategy in the first nine months of 2012.”

“We have made progress recently in terms of both expanding our digital properties and product offering.  In China, we launched Fumubang.com, where our simple mission is to enhance the joy of parenting. We aim for Fumubang.com to be a leading platform for the new generation of parents in China’s first-tier cities.  The site offers a wide range of content, applications, e-commerce and social networking options centered on child care, family services, health care and pregnancy, education and training as well as family entertainment.”

“Earlier in the year, PT Linktone acquired Okezone.com, Indonesia’s third most popular news and entertainment website, which we have successfully merged with PT Linktone’s mobile operation.  The combination of these businesses provides us with a significant presence in both the online and mobile arena, and increases our reach to the millions of users at home and on the go. In addition, during the third quarter, we rolled out mobile games for Android-based smartphones, further strengthening our offering and expanding our potential gaming customer base.  We also began to offer a greater variety of mobile games via the Google Play store, allowing us to further expand our multi-million user base outside of China, primarily in America, Europe and Asia.”

“The expansion of our multi-platform, multi-territory strategy for media content is also on track in Southeast Asia. Indonesia remains a key focus for Linktone. Through PT InnoForm, we are tapping into the enormous demand in Indonesia for entertainment content across all platforms, while also leveraging our relationship with our parent company, Global Mediacom, the largest media conglomerate in the country.”

“With the continued development of our digital properties, social commerce, mobile gaming and multimedia content distribution, we have laid the foundation for a truly diversified, multi-platform and multi-territory media and entertainment business. We will continue to invest in new services and content to further strengthen and diversify the scope and depth of our portfolio and revenue streams.  With a healthy balance sheet and a clear strategy in place, we remain confident in our ability to deliver sustainable growth and increasing shareholder value over time.”

FISCAL THIRD QUARTER 2012 UNAUDITED FINANCIAL RESULTS

Gross revenues remained flat at $12.1 million in the third quarter of 2012. On a year-over-year basis, gross revenues decreased from $16.6 million in the third quarter of 2011. This decline was primarily attributable to the decline in VAS data-related services revenue due to the more stringent restrictions imposed by regulators in Indonesia and weaker than expected sales performance of movies and children’s edutainment titles.

Linktone’s third quarter revenue mix included VAS data-related services (SMS, MMS, WAP, and Java), VAS audio-related services (IVR and RBT), distribution of media content, mobile and PC games as well as social commerce. The breakdown of revenue in the third quarter was as follows:

 Third Quarter Revenue Mix

	Three months ended
US$ million, except for %	June 30, 2012		September 30, 2012
	Gross Revenues	% of Gross Revenues	Gross Revenues	% of Gross Revenues
VAS Data-related services	$5.2	43%	$4.8	40%
VAS Audio-related services	2.7	22%	2.9	24%
Media content	2.7	22%	2.7	22%
Mobile games	0.6	5%	1.2	10%
PC games	0.3	3%	0.1	1%
Social commerce	0.6	5%	0.4	3%
Total gross revenue	$12.1	100%	$12.1	100%

The shift in the Company’s third quarter 2012 revenue mix was primarily related to the increase in mobile games revenue, partially offset by a decline in VAS data-related revenue in both China and Indonesia.

Data-related services revenue in the third quarter accounted for 40% of gross revenues, or $4.8 million, a decline of 8% from the second quarter of 2012. The sequential decline was primarily due to a decrease in SMS revenue from Linktone’s China and Indonesian operations.

The breakdown of VAS data-related services revenue in the third quarter was as follows:

	Three months ended
US$ million, except for %	June 30, 2012		September 30, 2012
	Gross Revenues	% of Gross Revenues	Gross Revenues	% of Gross Revenues
SMS	$4.1	34%	$3.7	31%
MMS	0.9	7%	0.9	7%
WAP and JAVA	0.2	2%	0.2	2%
Total Data-related services	$5.2	43%	$4.8	40%

Audio-related services revenue in the third quarter accounted for 24% of gross revenues, or $2.9 million, a 7% increase over the second quarter of 2012. The sequential increase in audio-related services revenue was driven by the seasonal increase in IVR revenue in China during the summer school holidays.

The breakdown of VAS audio-related services revenue in the third quarter was as follows:

	Three months ended
US$ million, except for %	June 30, 2012		September 30, 2012
	Gross Revenues	% of Gross Revenues	Gross Revenues	% of Gross Revenues
IVR	$1.7	14%	$2.0	17%
RBT	1.0	8%	$0.9	7%
Total Audio-related services	$2.7	22%	$2.9	24%

Media content revenue in the third quarter accounted for 22% of gross revenues, or $2.7 million, consistent with the second quarter of 2012.

Mobile games revenue in the third quarter accounted for 10% of gross revenues, or $1.2 million, an approximately 100% increase from the second quarter of 2012.  This increase was mainly driven by development of games for the Android platform.

Social commerce revenue generated by Okezone.com, which was acquired in the second quarter, accounted for 3% of gross revenues, or $0.4 million for the third quarter of 2012.

MARGINS, EXPENSES AND BALANCE SHEET

US$ million, except for %	Three months ended
	September 30, 2011	June 30, 2012	September 30, 2012	% change vs Sep'11	% change vs Jun'12
Gross profit margin	40%	36%	36%
Operating profit / (loss) margin	4%	(16%)	(17%)

Operating expenses	$6.0	$6.3	$6.6	10%	5%
Selling and marketing expenses	2.5	1.8	2.0	-20%	11%
Product development expenses	0.6	0.8	1.0	67%	25%
General and administrative expenses	2.9	3.7	3.6	24%	-3%

Operating profit / (loss)	0.7	(1.9)	(2.1)	-400%	11%
Income before tax	5.2	7.5	11.5	121%	53%
Income tax expense / (benefit)	0.1	(0.4)	(0.1)	-200%	-75%
GAAP Net Income	4.6	8.1	12.1	163%	49%

Gross profit for the third quarter 2012 was $4.4 million, in-line with the previous quarter, and gross profit margin remained unchanged on a sequential basis at 36%.

Operating expenses for the third quarter 2012 were $6.6 million, an increase of 5% quarter-over-quarter.

Selling and marketing expenses were $2.0 million for the third quarter of 2012, representing an 11% increase quarter-over-quarter, due to increased spending on advertising and promotions in support of film distribution, in-line with the increase in theatrical revenue under media content.

Product development expenses were $1.0 million in the third quarter of 2012, representing a 25% increase quarter-over-quarter, primarily due to government subsidies of $0.2 million received and recognized in the second quarter of 2012.

General and administrative expenses were $3.6 million in the third quarter of 2012, 3% lower than the previous quarter.

Operating loss for the third quarter of 2012 was $2.1 million, an increase of 11% quarter-over-quarter. Operating loss margin was 17%, compared to 16% in the previous quarter, primarily due to higher operating expenses.

Income tax benefit was $0.1 million for the third quarter of 2012, a decrease of 75% quarter-over-quarter as there was a reversal in the second quarter of 2012 for an over provision for withholding tax amounting to $0.3 million.

GAAP net income increased to $12.1 million, or $0.29 per diluted ADS, in the third quarter of 2012, compared with GAAP net income of $8.1 million, or $0.20 per diluted ADS, in the second quarter of 2012. This compared with a GAAP net income of $4.6 million, or $0.11 per diluted ADS, in the third quarter of 2011. The Company’s third quarter 2012 net income included realized gains from the sale of certain shares of PT Global Mediacom TBK (“Global Mediacom”),  the parent company of Linktone, as discussed below under the heading “Investing Activity”.

Cash and cash equivalents and short-term investments totaled $123.0 million as of September 30, 2012 compared to $112.1 million as of June 30, 2012.

The $10.9 million net increase over the second quarter of 2012 was largely attributable to an increase in the quoted marked-to-market valuation of the investments held by the Company as of September 30, 2012.

INVESTING ACTIVITY
Linktone sold 157 million shares of Global Mediacom in the third quarter of 2012 for gross proceeds of $28.1 million and realized a gain on the sale of $13.2 million.

Linktone purchased 24 million shares of PT Media Nusantara Citra TBK and 23 million shares of PT MNC Sky Vision TBK in the third quarter of 2012 for $11.0 million.

FOURTH QUARTER FISCAL 2012 OUTLOOK

For the fourth quarter ending December 31, 2012, Linktone anticipates gross revenues to be in the range of $12 million to $14 million. These forecasts reflect the Company’s current and preliminary view, which is subject to change.

USE OF NON-GAAP FINANCIAL MEASURES

The reconciliation of GAAP measures with non-GAAP measures for net income and net income per diluted ADS included in this press release is set forth after the attached unaudited financial information.  Linktone believes that the supplemental presentation of Non-GAAP net income and Non-GAAP net income per diluted ADS, adjusted to exclude the effect of share-based compensation expense and provision for impairment/ gain on recovery of bad debt, provides meaningful non-GAAP financial measures to help investors understand and compare business trends among different reporting periods on a consistent basis, independently of share-based compensation and items not indicative of Linktone’s future ongoing operating results.  Thus, the non-GAAP financial measures provide investors with another method for assessing Linktone’s operating results in a manner that is focused on the performance of its ongoing operations. Linktone management also uses non-GAAP financial measures to plan and forecast results for future periods.  Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results accompanying this press release.

ABOUT LINKTONE LTD.

Linktone Ltd. is a provider of rich and engaging services and content to a wide range of traditional and new media consumers and enterprises in Mainland China, Indonesia, Malaysia, Hong Kong and Singapore. Linktone focuses on media, entertainment, communication and edutainment products, which are promoted through the Company’s strong nationwide distribution networks, integrated service platforms and multiple marketing sales channels, as well as through the networks of leading mobile operators in Mainland China and Indonesia.

FORWARD-LOOKING STATEMENTS

This press release contains statements of a forward-looking nature.  These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements.  The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: Linktone’s ability to expand into Asian markets outside of the People’s Republic of China (“PRC”) and diversify its revenue base; changes in the policies of the relevant government regulators or telecom network operators in China and Indonesia or in the manner in which the operators interpret and enforce such policies, including policies which reduce the prices the Company may charge customers; the risk that other changes in applicable laws and regulations, including without limitation tax and media-related laws or laws relating to the usage of telecom value-added services, or in application thereof by relevant governmental authorities, could adversely affect Linktone’s financial condition and results of operations; the risk that Linktone will not be able to realize meaningful returns from investments it makes, including its acquisitions or strategic partnerships, or may be required to record provisions for impairments in the value of the Company's investments; Linktone’s ability to cost-effectively market its services and products; the risk that Linktone will not be able to compete effectively in the telecom value-added services market in the PRC and the other markets in which it operates including the VAS market in Indonesia and the market for edutainment and entertainment products and social commerce, for whatever reason, including competition or changes in the regulatory environment; the risk that Linktone will not be able to effectively manage entities that it acquires or effectively utilize their resources; and the risks outlined in Linktone’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1 and annual report on Form 20-F. Linktone does not undertake any obligation to update this forward-looking information, except as required under applicable law.

CONTACTS:

Investor Relations (HK):
Mahmoud Siddig, Managing Director
Taylor Rafferty
Tel: +852 3196 3712
Email: linktone@king-worldwide.com

Investor Relations (US):
Bryan Degnan, Senior Associate
Taylor Rafferty
Tel: 212-889-4350
Email: linktone@king-worldwide.com

- Financial Tables to Follow -

LINKTONE LTD.
CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except share data)
	December 31,	September 30,
	2011	2012
	(audited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	40,921,818	54,062,926
Restricted cash	603,088	-
Short-term investments	56,584,958	68,971,386
Accounts receivable, net	17,048,783	15,412,712
Tax refund receivable	1,177,761	445,167
Inventories	1,881,749	1,855,271
Due from related parties	2,375,450	1,654,858
Deferred tax assets	486,176	483,833
Deposits and other current assets	5,702,726	5,721,825
Total current assets	126,782,509	148,607,978

Property and equipment, net	11,195,432	11,543,215
Non-current assets held for sale	814,878	853,981
Intangible assets, net	9,525,908	8,456,205
Goodwill	40,483,355	40,516,426
Deferred tax assets	369,706	400,601
Other long-term assets	1,024,442	2,128,627

Total assets	190,196,230	212,507,033

Liabilities and shareholders' equity
Current liabilities:
Account payable, accrued liabilities and other payables	14,980,545	16,170,155
Due to related parties	16,198	40,989
Short-term loan	4,781,181	7,071,217
Taxes payable	4,088,188	2,068,007
Deferred revenue	387,149	422,124
Deferred tax liabilities	126,034	120,808
Total current liabilities	24,379,295	25,893,300

LINKTONE LTD.
CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except share data)
	December 31,	September 30,
	2011	2012
	(audited)	(unaudited)
Long-term liabilities
Deferred tax liabilities	2,761,348	2,536,361
Long term loan	511,878	132,661
Other long-term liabilities	67,688	49,655

Total liabilities	27,720,209	28,611,977

Shareholders’ equity
Linktone Ltd. shareholders’ equity:
Ordinary shares ($0.0001 par value; 500,000,000 shares authorized, 421,435,030 shares issued and 410,422,650 shares outstanding as of December 31, 2011 and 421,435,030 shares issued and 409,243,820 outstanding as at September 30, 2012, respectively)	42,144	42,144
Additional paid-in capital	137,745,875	137,872,254
Treasury stock	(1,425,204)	(1,578,050)
Statutory reserves	2,466,165	2,500,055
Accumulated other comprehensive income:
Unrealized gain on investment in marketable securities	4,453,157	3,315,824
Cumulative translation adjustments	10,973,973	11,296,216
Accumulated income / (losses)	(14,425,929)	9,503,920
Noncontrolling interest	22,645,840	20,942,693
Total shareholders’ equity	162,476,021	183,895,056

Total liabilities and shareholders’ equity	190,196,230	212,507,033

LINKTONE LTD.
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(In U.S. dollars, except share data)

	Three months ended			Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2011	2012	2012	2011	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Gross revenues	16,553,244	12,143,963	12,062,287	44,449,185	35,814,598
Sales tax	(271,940)	(234,570)	(239,401)	(1,053,973)	(652,147)
Net revenues	16,281,304	11,909,393	11,822,886	43,395,212	35,162,451
Cost of services	(9,654,775)	(7,552,964)	(7,390,833)	(27,074,488)	(22,586,095)
Gross profit	6,626,529	4,356,429	4,432,053	16,320,724	12,576,356
Operating expenses:
Product development	(571,098)	(757,641)	(988,882)	(1,763,256)	(2,672,340)
Selling and marketing	(2,467,365)	(1,819,751)	(1,957,381)	(6,814,574)	(5,524,779)
General and administrative	(2,866,581)	(3,712,352)	(3,606,083)	(8,693,010)	(10,494,175)
(Provision for impairment)/Gain on recovery of bad debt	(66,005)	-	-	10,425	-
Total operating expenses, net	(5,971,049)	(6,289,744)	(6,552,346)	(17,260,415)	(18,691,294)
Income / (Loss) from operations	655,480	(1,933,315)	(2,120,293)	(939,691)	(6,114,938)
Interest income	388,830	479,033	397,621	1,974,782	1,303,526
Dividend income from short-term investment	-	-	364,027	-	364,027
Gain on sale of investment	4,754,020	9,626,768	13,184,186	4,954,020	27,938,014
Other income / (loss)	(606,100)	(661,561)	(304,251)	16,735	(1,261,228)
Income before tax	5,192,230	7,510,925	11,521,290	6,005,846	22,229,401
Income tax benefit/(expense)	(146,500)	366,621	94,767	(360,190)	530,229
Less: Net (income)/loss attributable to non- controlling interest	(426,128)	227,026	445,482	(471,062)	1,170,221
Net income	4,619,602	8,104,572	12,061,539	5,174,594	23,929,851
Other comprehensive income/ (loss):	(5,544,486)	(16,211,351)	(2,922,717)	(2,334,161)	(815,090)
Comprehensive income/ (loss)	(924,884)	(8,106,779)	9,138,822	2,840,433	23,114,761

Basic income per ordinary share:
Total net income	0.01	0.02	0.03	0.01	0.06
Diluted income per ordinary share:
Total net income	0.01	0.02	0.03	0.01	0.06

LINKTONE LTD.
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(In U.S. dollars, except share data)

	Three months ended			Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2011	2012	2012	2011	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Basic income per ADS:
Total net income	0.11	0.20	0.29	0.12	0.58
Diluted income per ADS:
Total net income	0.11	0.20	0.29	0.12	0.58

Weighted average ordinary shares:
Basic	421,435,030	409,243,820	409,243,820	421,374,720	409,310,634
Diluted	421,435,030	409,244,813	409,545,439	421,426,519	409,332,320

Weighted average ADSs:
Basic	42,143,503	40,924,382	40,924,382	42,137,472	40,931,063
Diluted	42,143,503	40,924,481	40,954,544	42,142,652	40,933,232

LINKTONE LTD.
NON-GAAP RECONCILIATION
(In U.S. dollars, except share data)

	Three months ended			Nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2011	2012	2012	2011	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net income	4,619,602	8,104,572	12,061,539	5,174,594	23,929,851
Stock based compensation expense	37,179	50,037	25,475	96,739	125,549
Provision for impairment/(Gain on recovery of bad debt)	66,005	-	-	(10,425)	-
Non-GAAP net income	4,722,786	8,154,609	12,087,014	5,260,908	24,055,400

Non-GAAP diluted income per share	0.01	0.02	0.03	0.01	0.06
Non-GAAP diluted income per ADS	0.11	0.20	0.30	0.12	0.59
Number of shares used in diluted per-share calculation	421,435,030	409,244,813	409,545,439	421,426,519	409,332,320
Number of ADSs used in diluted per-share calculation	42,143,503	40,924,481	40,954,544	42,142,652	40,933,232